R & A Culinary Creations

"WORLD FUSION WITH A CREATIVE TWIST"

BUSINESS PLAN

Prepared January 2021

Contact Information

Roland Williams
chefrkwilliams@gmail.com

Executive Summary

Opportunity

Problem

R & A Culinary Creations (D.C.'s Finest)

Throughout Colorado, there are way too many chain restaurants (both casual and fast food) that offer mostly the same menu. Many people who work in the heavy business and tourist areas want something different and unique yet, healthy and affordable. There are also many isolated business areas as well that have little to no food options. We will offer more diverse menus that can be sold within different areas within Colorado as well as offer the ability to pick up food. R & A Culinary Creations will be the change to the everyday normal of chain restaurants.

Solution

R & A Culinary Creations (D.C.'s Finest)

We will be the change as we get to know our guests and have the ability change as they do. We will offer world-fusion culinary delights. We will have affordable, healthy, and delicious meals created by our multi-cultural chef, who is a culinary graduate of Johnson & Wales University (Denver Campus) and a 15 year military veteran. With his background in a myriad of cuisines while working within the hotel culinary industry. We will secure various locations throughout Colorado with heavy foot traffic to increase our brand.

Market

R & A Culinary Creations (D.C.'s Finest)

Our primary market are the young families, college students and young professionals that are living in the city who are tired of chain restaurants and want something different. Our kitchen we are situated in the downtown area that allows for us to serve everyone of different backgrounds and cultures. We are looking to take advantage of downtown crowds of people looking for unique twist on classics and healthy menu options. Our research suggest that we have a pool of more than 9,000 potential customers per day. If we factor in the recent pandemic and the current demand for delivery, we can be ahead of the curve and offer more fine dinning and casual food options. This will be our cool factor that allows for us to distinguish ourselves from our competitors.

Competition

R & A Culinary Creations (D.C.'s Finest)

We have a unique offering, since no other eateries in our area focus on world fusion cuisine, we will stand out. There are plenty of other food providers nearby. These include local fast-casual eateries, chain locations, fast-food places, and the upscale restaurants nearby. We differentiate ourselves by offering local ownership that is not franchised and unique menu that offers more interesting food choices than the nearby burger joint, fast-food places and chain location. With fast and less expensive experience than the sit-down restaurants downtown.

Why Us?

R & A Culinary Creations (D.C.'s Finest)

Our founder and chef, Roland Williams is a 15 year veteran, who has served in both the US Navy and US Army. He has received his Associate in Culinary Arts for Johnson & Wales University and started R & A Culinary Creations as a catering company in 2014 . We have provided services in Colorado Springs and surrounding cities within a 50 mile radius. Over past 5 years, Roland has also worked in the hotel culinary industry to include hotels such as the Ritz-Carlton and The Gaylord properties; ranging from banquets, fine-dining, and quick service. R & A Culinary Creations menu will provide fusions from all over the world with a creative twist. It will also include rotating favorites from Chef Roland's hometown of Washington, D.C.; and occasionally poll customers for a customers for feedback.

In our new kitchen we will be taking Chef Roland's experience and years traveling to produce a menu that brings a bit of his hometown Washington, D.C. to Denver. This will have foods from his fine dinning inspired creation to native D.C. area foods. The goal is to bring a little of D.C. to Colorado and tantalize the locals taste buds.

Expectations

Forecast

R & A Culinary Creations (D.C.'s Finest)

We are projecting sales of $1,036,300 in year 1 and $2,072,600 in year 2 with a profit margin of 15%. That assumes we can serve 250-300 customers per day with an average price of $12-15 per customer. Our chef will draw only a minimal salary starting in month 12, so we can reinvest our profits into growing the business. Food cost, branding, and utilities will be our biggest expenses, followed by repayment of loans and possible investors. We will pursue events and catering within our first year and our earning potential should jump way up. For now, though, we are focused on making our daily menu sales a success.

Financial Highlights by Year



Financing Needed

R & A Culinary Creations (D.C.'s Finest)

We have financed our business ourselves with $11,000 of personal funds. We are looking for additional funding of an additional $35,000 to help with capital for supplies and maintenance fees for the first year of our business. There will be no salary for the first year of business so that all funds can be used to support the business and repay any funds and or loans that we have attained during our first year of operation.

All of the funds we are requesting are to be used to sustain our first year of operation in the new kitchen space. These funds will be beneficial in setting up our brand D.C.'s Finest under R & A Culinary Creations, as our new delivery and take out food service and to grow and be a major culinary presence in the downtown Denver area.

Opportunity

Problem & Solution

Problem Worth Solving

R & A Culinary Creations (D.C.'s Finest)

Fast, high-quality cuisine are in heavy demand in Colorado. Every day thousands of office workers from local businesses are looking for options that are convenient, affordable, and delicious. For all of that demand, though, there are only a handful of good ethnic restaurants in the area, and none of them offer diverse worldly cuisine, despite its clear popularity in other nearby and similarly sized cities.

Lack of local diverse cuisine is also a common complaint from students with diverse backgrounds at the nearby universities, especially those who are looking for a reminder of home. We are convinced that there is a great market opportunity here for an eatery offering affordable world fusion cuisine in proximity to major cities within Colorado and its universities.

Our solution

R & A Culinary Creation (D.C.'s Finest)

As a catering company we are able to create worldly menus for our clients and their events. With our new cloud kitchen we will be able to provide some of these same dishes to the masses with delivery and pick up services. Some of the most requested dishes are Chef Roland's sweet tea ribs and his take on his hometown popular dishes of chicken wings and mumbo sauce and half smokes. While working in hotel kitchens he was given the opportunity to create daily menu specials, last minute request for event menus, and special request from restaurant patrons. His ability to create new and exciting dishes along with recreating classics will allow us to offer a wide range of options to our customers with a new menu being offered from this to-go kitchen. This will give everyone something new to experience and offers something other the already several consistent chains in the neighborhood.

Target Market

R & A Culinary Creations (D.C.'s Finest)

We expect our strongest market segments to be professionals who work in downtown offices, students at the local university, and people who spend weekend evenings at downtown shows, concerts, and other gathering places.

According to our research, there are 2,000 to 3,000 professiond in the first category, about 70% of whom said in our survey that they ate lunch out "almost every day" or "most days." The university has just over 12,000 students, about two thirds of whom live off campus near downtown. Evening visitors to downtown are harder to quantify, but based on our surveys and other attempts at sampling the crowds, we estimate that they represent another 300 to 500 potential customers each weekend evening.

Competition

Current alternatives

R & A Culinary Creations (D.C.'s Finest)

In the geographic area where our kitchen is located, roughly halfway between downtown and residential area, we face three major types of competitors. The first is other fast-casual eateries, including a few other food trucks (mostly tacos, burgers, and pizza), a hamburger eatery, and chain restaurants. The second is the string of fast-food locations on the edge of the college campus. And the third is the half-dozen or so more upscale restaurants in the heart of downtown.

Our advantages

R & A Culinary Creations (D.C.'s Finest)

With the purchase of our new kitchen space we will offer a combination of advantages that is unmatched by our competitors. First we offer out of this space, delivery and pick-up only. This will help us to continue to provide great service to our customers during anything including a pandemic. Also, with a smaller staff this will be less money spend on salaries and more money to expand when other cloud kitchens become available in Colorado.

Compared to the other fast-casual options, we differentiate ourselves by offering a unique cuisine option , better side dishes, healthier food (especially compared to the burger place), and a stronger focus on local and sustainable ingredients. Our food is also more exciting, less predictable, and more suitably "urban" fare than the nearby chain restaurants.

Compared to the traditional fast food of Taco Bell and McDonald's, there really is just no comparison. Our food is fresh, healthy, and made with evident love and care, and it costs only a little more than the microwaved patties and frozen fries down the block.

Against the nicer sit-down restaurants, we offer similarly high-quality and professionally crafted food but with the convenience, speed, and lack of pretense that diners clearly have come to prefer. The food that we will be serving will provide a home dinning experience with every bite.

Execution

Marketing & Sales

Marketing Plan

R & A Culinary Creations (D.C.'s Finest)

We will be operating as D.C.'s Finest eats out of a the first cloud kitchen facility to open in Downtown Denver. This platforms allows us to compete with chain restaurants. We will be offering some of our hometown favorite foods from the D.C. area with our unique take on flavors. This will encompass carryout foods native to the D.C. area and various seafood creations with a twist from the east coast. The idea is to saturate the area with flavorful concepts that are unique but simple. These concepts will include some fine dining meals made in a carry out style but still have an air of sophistication to them.

Being situated in the downtown Denver area will also allow for us to work with our partnered cloud kitchen to securing catering events for near by offices and event spaces. We have presently already seen a rise of interest in our business due to the news of our cloud kitchen. With the news spreading and our demand for work increasing this step will make it easier for us grow, improve, and expand our menu.

We have based our product pricing on a close study of all of our competitors in the downtown and surrounding areas. Our sandwiches and entrees are starting at $10.95 each, with side dishes staring at $6.95. We believe this will go over well with the quality of our product and its uniqueness. The goal is to bring about a unique dinning experience mixing our hometown flavors and some from around the world.

Sales Plan

R & A Culinary Creations (D.C.'s Finest)

We are working from a cloud kitchen selling our foods through services such as Grubhub, Door Dash, Chownow and few others. We are also offering pick up from the location as well for those just outside the delivery area. We are upping our presence and will offered coupons on all social media platforms to put the word out and bring in new customers.

We are still offering catering services, private chef services, providing our baked goods for sale online and we just started cooking classes that we have been doing virtually since the pandemic. With our virtual cooking classes we have offered a paid service where we buy the food for you and deliver all the ingredients to your door the day of the class. This is done with a text to let the client know we are arriving and the package is dropped off at the door, no contact. This service is a flat fee of $80. It covers the cost of the dish and its ingredients and the lesson. More expensive dishes do require a higher price.

Operations

Locations & Facilities

R & A Culinary Creations (D.C.'s Finest)

We have secured a kitchen in downtown Denver located near the football stadium, major corporations and local colleges. We have also secured locations in the Colorado Springs area selling foods at a local off road park for special events. Our downtown Denver location is our main location, it is a full kitchen that offers desserts, prepped meals, and meals to order. We also do catering from this kitchen for special events and for local offices.

Technology

R & A Culinary Creations (D.C.'s Finest)

We are utilizing Square and other platforms to take payments for our services currently. We are utilizing Google business in combination for both website and social media awareness. Presently our marketing is done through social media outlets and google search engine. We are offering digital coupons also through social media as a means of capturing business and future clients.

Equipment & Tools

R & A Culinary Creations (D.C.'s Finest)

At present we have a griddle with oven, fryer, sandwich prep table oven, hood exhaust fan, reach-in fridge, under counter freezer, work table, and a three compartment sink. The griddle, fridge, under counter, prep table, and fryer are all being rented presently. Our goal is to purchase the equipment outright to have one less expense while we run our kitchen. This equipment is valued at $12,000 total. We are looking for investors to help us own this equipment along with possible loans. The money donated or borrowed will allow for us to focus on the generation of income for the business and going towards the repayment of loans. This factor allows for the business to grow as we make returns on our investment.

Milestones & Metrics

Milestones Table

Milestone	Due Date	Who's Responsible	Details
Secure kitchen space	Completed	Roland Williams	Security deposit and 1st months rent on kitchen
Pass all kitchen inspections	January 20, 2021	Roland Williams	All inspections by the city to meet health inspection standards to open for business.
Receive kitchen equipment	February 01, 2021	Roland Williams	Establish and sign the rental agreement for kitchen equipment.
Secure extra working capital	February 15, 2021	Roland Willams	This capital will also help to secure kitchen rental for the next year of operation as we generate funds for the security and future of the business as we work to pay back loans and possible investors.

Key metrics

R & A Culinary Creations (D.C.'s Finest)

Our focus right now is on the most basic metrics: daily revenue, food costs, raising funds, and profit margins. These key factors will allow for the business to be successful as we work to improve areas of marketing and brand recognition. Food ingredients are relatively low right now and we are looking to capitalize on the use of low cost ingredients to make great cuisine. Our kitchen will be a low-margin operation with a big profit margin. The most critical items for our company is to make sure that we keep an eye on food cost and ingredients. As we keep these in mind the profit margin for the business should allow for us to grow while paying back investors and loans. We don't have the worry of a full restaurant because we are working within a cloud kitchen that offers us the ability to be a full service kitchen while keeping our overhead extremely low compared to traditional restaurants.

Company

Overview

Ownership & Structure

R & A Culinary Creation (D.C.'s Finest)

R & A Culinary Creations, is registered as a limited-liability corporation. Founder, Roland Williams, is the owner and at this time no outside investors are involved. There is currently opportunity for investors who are willing to receive at least a 5% rate of return within 2 years of their initial investment. My father-in-law who provided some of the original seed funding to help this vision get off the ground is a silent member who holds no shares but continues to serve as a valuable advisor and contributor from time to time.

Company history

R & A Culinary Creations (D.C.'s Finest)

R & A Culinary Creations was created and opened in 2014 as a family business out of my passion for cooking for family and friends.   The company is ran by a 15 year disabled military veteran who is originally a native of Washing D.C.. Chef Roland decided to stay in Colorado after his last tour in Afghanistan. Upon his return to Fort Carson, Colorado Springs he finished out his military career. The owner and Executive Chef Roland Williams has attended the Culinary Institute of America Hyde Park, New York, and Napa Valley, California for a short period of time. But went on to receive his culinary degree from Johnson & Wales University Denver in 2017.   R & A Culinary Creations started as a catering company in Colorado Springs, Colorado. Over the years we have serviced the Colorado Springs and surrounding areas to include Denver providing our catering services.

It is now 2021 and we have secured a kitchen location in downtown Denver to sell our foods to customers through various takeout merchants such as grub hub, door dash, and few others. We will also allow pick up from our location as well.   All of this while still serving as a catering company to the many offices within the area and providing great lunch and dinner menus for the nearby college campuses and daily workers.   With R & A Culinary Creations new kitchen we are expecting to grow even larger allowing for us to expand our menu and further establish our brand in the City of Denver for years to come.

Team

Management team

R & A Culinary Creations (D.C.'s Finest)

Our company is strong family business from the support of my wife and my three children. Roland runs the food side of the business. Roland graduated in 2017 with his Culinary Degree from Johnson & Wales University in Denver. He has had experience in the food industry and has consulted with fellow chefs in Colorado food industry. He has interned and worked for 2 years with The Ritz-Carlton in Lake Tahoe, California and 1 year with The Gaylord in Aurora, Colorado. He has developed strong kitchen skills.

Roland is a rising star among many local talented Chefs. He has attended Culinary Institute of America for short time before finishing his culinary education at Johnson & Wales University Denver. Upon completion of his education he went on to work for a series of well regarded restaurants across the country from the east to west coast. He is a fantastic cook, but more than that, he understands how to run a commercial kitchen to produce consistently high-quality food.

Advisors

R & A Culinary Creations (D.C.'s Finest)

The culinary industry can very tricky and hard. We have had our struggles over the years establishing ourselves and setting ourselves apart from other food businesses. But I have been lucky to have friends such as Brother Luck of the Colorado Springs restaurant IV to be a mentor from time to time. It is mentors and friends such as this that I can seek counsel with about decisions I am making for the future benefit of my own business.

As a LLC, Chef Roland seeks regular advice and counseling from his college professors, chefs, and business associates who have decades of experience in the food industry and currently run businesses themselves throughout Colorado. Chef Roland understands that no one way is the best way and that sometimes advise from those who have come before you is something that is priceless.

For now, Roland is keeping the books, using Quick Books online. Closer to tax time the plan is to utilize an accounting service with a strong connection to the small business world. This will help to ensure that the business stays professional at all times and that the business stays profitable.

Financial Plan

Forecast

Key assumptions

R & A Culinary Creations (D.C.'s Finest)

With the new kitchen we are expecting to process 300+ orders daily through our to-go orders while also expecting an additional 150 pick up orders. With our basic menu items starting from $10.95 with sides starting at an additional $6.95 additional. we are assuming that 75% of our customers will choose a meal and sides bringing that total to about $17.00 per customer or order. We are expecting the first few months to be slow as we generate a larger client base. So possibly we are looking at half or a third of the numbers projected. Possibly 100 to-go orders with 5o pick up on site orders. But by month 3 to 4 we should be looking at the strong 300- 350 to-go orders and 150-200 pick up order capability.

We plan to have 60 to 100 customers daily ordering food from our menu.   Although the price will vary based on lunch or dinner and side items offered. We are assuming that are daily sales will be around $2500 a day starting at around month 3.

Assuming these assumptions to be accurate we are projecting $912,500 in sales in year 1 and $1,825,000 in sales by year 2.

Revenue by Month



Expenses by Month



Net Profit (or Loss) by Year



Financing

Use of funds

R & A Culinary Creations (D.C.'s Finest)

The biggest expense will be the monthly rent of space and equipment rental. We have taken care of marketing which will be done through social media which helps the company save large amounts of money. Through the use of social media we hope to gain even more connections and spread our business brand through word of mouth and the web.

Sources of Funds

R & A Culinary Creations (D.C.'s Finest)

Presently we have used 11,000 dollars of our money towards the securing of the kitchen space.   We are looking to secure the rest of our working capital from investors and or lenders going forward. As we move forward the plan towards the future is grow our business through hard work and no salaries for the first 1 year to make sure we pay back the monies invested and to make sure that the financial well being of the business is priority.

Statements

Projected Profit and Loss

	2021	2022	2023
Revenue	**$419,325**	**$522,500**	**$552,500**
Direct Costs	**$0**	**$0**	**$0**
Gross Margin	$419,325	$522,500	$552,500
Gross Margin %	**100%**	**100%**	**100%**
Operating Expenses			
Salaries & Wages	$23,040	$30,720	$30,720
Employee Related Expenses	$4,608	$6,144	$6,144
permits	$374	$500	$500
license	$213	$285	$285
Total Operating Expenses	**$28,235**	**$37,649**	**$37,649**
Operating Income	**$391,090**	**$484,851**	**$514,851**
Interest Incurred			
Depreciation and Amortization	$3,611	$4,333	$4,334
Gain or Loss from Sale of Assets			
Income Taxes	$77,496	$96,103	$102,104
Total Expenses	$109,342	$138,085	$144,087
Net Profit	$309,983	$384,415	$408,413
Net Profit / Sales	**74%**	**74%**	**74%**

Projected Balance Sheet

	2021	2022	2023
Cash	$409,955	$837,945	$1,262,693
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$409,955**	**$837,945**	**$1,262,693**
Long-Term Assets	$65,000	$65,000	$65,000
Accumulated Depreciation	($3,611)	($7,944)	($12,278)
Total Long-Term Assets	**$61,389**	**$57,056**	**$52,722**
Total Assets	**$471,344**	**$895,001**	**$1,315,415**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$77,496	$96,103	$102,104
Sales Taxes Payable	$83,865	$104,500	$110,500
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$161,361**	**$200,603**	**$212,604**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$161,361**	**$200,603**	**$212,604**
Paid-In Capital			
Retained Earnings		$309,983	$694,398
Earnings	$309,983	$384,415	$408,414
Total Owner's Equity	**$309,983**	**$694,398**	**$1,102,811**
Total Liabilities & Equity	**$471,344**	**$895,001**	**$1,315,415**

Projected Cash Flow Statement

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	$309,983	$384,415	$408,413
Depreciation & Amortization	$3,611	$4,333	$4,333
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$77,496	$18,607	$6,001
Change in Sales Tax Payable	$83,865	$20,635	$6,000
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$474,955**	**$427,990**	**$424,748**
Investing & Financing			
Assets Purchased or Sold	($65,000)		
Net Cash from Investing	**($65,000)**		
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing			
Cash at Beginning of Period	$0	$409,955	$837,945
Net Change in Cash	$409,955	$427,990	$424,748
Cash at End of Period	**$409,955**	**$837,945**	**$1,262,693**

Appendix

Profit and Loss Statement (With monthly detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Total Revenue				$55,325	$324,625	$5,625	$5,625	$5,625	$5,625	$5,625	$5,625	$5,625
Total Direct Costs				$0	$0	$0	$0	$0	$0	$0	$0	$0
Gross Margin				$55,325	$324,625	$5,625	$5,625	$5,625	$5,625	$5,625	$5,625	$5,625
Gross Margin %				100%	100%	100%	100%	100%	100%	100%	100%	100%
Operating Expenses												
Salaries and Wages				$2,560	$2,560	$2,560	$2,560	$2,560	$2,560	$2,560	$2,560	$2,560
Employee Related Expenses				$512	$512	$512	$512	$512	$512	$512	$512	$512
permits				$41	$41	$41	$41	$42	$42	$42	$42	$42
license				$23	$23	$23	$24	$24	$24	$24	$24	$24
Total Operating Expenses				$3,136	$3,136	$3,136	$3,137	$3,138	$3,138	$3,138	$3,138	$3,138
Operating Income				$52,189	$321,489	$2,489	$2,488	$2,487	$2,487	$2,487	$2,487	$2,487
Interest Incurred												

Depreciation and Amortization	$361	$361	$361	$361	$362	$361	$361	$361	$361	$361
Gain or Loss from Sale of Assets										
Income Taxes	$0	$10,293	$64,226	$426	$425	$425	$425	$425	$426	$425
Total Expenses	**$361**	**$13,790**	**$67,723**	**$3,923**	**$3,924**	**$3,924**	**$3,924**	**$3,924**	**$3,925**	**$3,924**
Net Profit	**($361)**	**$41,535**	**$256,902**	**$1,702**	**$1,701**	**$1,701**	**$1,701**	**$1,701**	**$1,700**	**$1,701**
Net Profit / Sales		**75%**	**79%**	**30%**	**30%**	**30%**	**30%**	**30%**	**30%**	**30%**

	2021	2022	2023
Total Revenue	**$419,325**	**$522,500**	**$552,500**
Total Direct Costs	**$0**	**$0**	**$0**
Gross Margin	$419,325	$522,500	$552,500
Gross Margin %	**100%**	**100%**	**100%**
Operating Expenses			
Salaries and Wages	$23,040	$30,720	$30,720
Employee Related Expenses	$4,608	$6,144	$6,144
permits	$374	$500	$500
license	$213	$285	$285
Total Operating Expenses	**$28,235**	**$37,649**	**$37,649**
Operating Income	**$391,090**	**$484,851**	**$514,851**
Interest Incurred			
Depreciation and Amortization	$3,611	$4,333	$4,334
Gain or Loss from Sale of Assets			
Income Taxes	$77,496	$96,103	$102,104
Total Expenses	**$109,342**	**$138,085**	**$144,087**
Net Profit	**$309,983**	**$384,415**	**$408,413**
Net Profit / Sales	**74%**	**74%**	**74%**

Balance Sheet (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Cash			($65,000)	($1,746)	$384,668	$388,282	$391,895	$395,507	$399,119	$402,731	$406,343	$409,955
Accounts Receivable				$0	$0	$0	$0	$0	$0	$0	$0	$0
Inventory												
Other Current Assets												
Total Current Assets			**($65,000)**	**($1,746)**	**$384,668**	**$388,282**	**$391,895**	**$395,507**	**$399,119**	**$402,731**	**$406,343**	**$409,955**
Long-Term Assets			$65,000	$65,000	$65,000	$65,000	$65,000	$65,000	$65,000	$65,000	$65,000	$65,000
Accumulated Depreciation			($361)	($722)	($1,083)	($1,444)	($1,806)	($2,167)	($2,528)	($2,889)	($3,250)	($3,611)
Total Long-Term Assets			**$64,639**	**$64,278**	**$63,917**	**$63,556**	**$63,194**	**$62,833**	**$62,472**	**$62,111**	**$61,750**	**$61,389**
Total Assets			**($361)**	**$62,532**	**$448,585**	**$451,838**	**$455,089**	**$458,340**	**$461,591**	**$464,842**	**$468,093**	**$471,344**
Accounts Payable				$0	$0	$0	$0	$0	$0	$0	$0	$0
Income Taxes Payable			$0	$10,293	$74,519	$74,945	$75,370	$75,795	$76,220	$76,645	$77,071	$77,496
Sales Taxes Payable				$11,065	$75,990	$77,115	$78,240	$79,365	$80,490	$81,615	$82,740	$83,865
Short-Term Debt												
Prepaid Revenue												
Total Current Liabilities			**$0**	**$21,358**	**$150,509**	**$152,060**	**$153,610**	**$155,160**	**$156,710**	**$158,260**	**$159,811**	**$161,361**
Long-Term Debt												

Long-Term Liabilities										
Total Liabilities	**$0**	**$21,358**	**$150,509**	**$152,060**	**$153,610**	**$155,160**	**$156,710**	**$158,260**	**$159,811**	**$161,361**
Paid-In Capital										
Retained Earnings										
Earnings	($361)	$41,174	$298,076	$299,778	$301,479	$303,180	$304,881	$306,582	$308,282	$309,983
Total Owner's Equity	**($361)**	**$41,174**	**$298,076**	**$299,778**	**$301,479**	**$303,180**	**$304,881**	**$306,582**	**$308,282**	**$309,983**
Total Liabilities & Equity	**($361)**	**$62,532**	**$448,585**	**$451,838**	**$455,089**	**$458,340**	**$461,591**	**$464,842**	**$468,093**	**$471,344**

	2021	2022	2023
Cash	$409,955	$837,945	$1,262,693
Accounts Receivable	$0	$0	$0
Inventory			
Other Current Assets			
Total Current Assets	**$409,955**	**$837,945**	**$1,262,693**
Long-Term Assets	$65,000	$65,000	$65,000
Accumulated Depreciation	($3,611)	($7,944)	($12,278)
Total Long-Term Assets	**$61,389**	**$57,056**	**$52,722**
Total Assets	**$471,344**	**$895,001**	**$1,315,415**
Accounts Payable	$0	$0	$0
Income Taxes Payable	$77,496	$96,103	$102,104
Sales Taxes Payable	$83,865	$104,500	$110,500
Short-Term Debt			
Prepaid Revenue			
Total Current Liabilities	**$161,361**	**$200,603**	**$212,604**
Long-Term Debt			
Long-Term Liabilities			
Total Liabilities	**$161,361**	**$200,603**	**$212,604**
Paid-In Capital			
Retained Earnings		$309,983	$694,398
Earnings	$309,983	$384,415	$408,414
Total Owner's Equity	**$309,983**	**$694,398**	**$1,102,811**
Total Liabilities & Equity	**$471,344**	**$895,001**	**$1,315,415**

Cash Flow Statement (With Monthly Detail)

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Net Cash Flow from Operations												
Net Profit			($361)	$41,535	$256,902	$1,702	$1,701	$1,701	$1,701	$1,701	$1,700	$1,701
Depreciation & Amortization			$361	$361	$361	$361	$361	$361	$361	$361	$361	$361
Change in Accounts Receivable				$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Inventory												
Change in Accounts Payable				$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Income Tax Payable			$0	$10,293	$64,226	$426	$425	$425	$425	$425	$426	$425
Change in Sales Tax Payable				$11,065	$64,925	$1,125	$1,125	$1,125	$1,125	$1,125	$1,125	$1,125
Change in Prepaid Revenue												
Net Cash Flow from Operations			**$0**	**$63,254**	**$386,414**	**$3,614**	**$3,613**	**$3,612**	**$3,612**	**$3,612**	**$3,612**	**$3,612**
Investing & Financing												
Assets Purchased or Sold			($65,000)									

Net Cash from Investing	**($65,000)**									
Investments Received										
Dividends & Distributions										
Change in Short-Term Debt										
Change in Long-Term Debt										
Net Cash from Financing										
Cash at Beginning of Period	$0	($65,000)	($1,746)	$384,668	$388,282	$391,895	$395,507	$399,119	$402,731	$406,343
Net Change in Cash	($65,000)	$63,254	$386,414	$3,614	$3,613	$3,612	$3,612	$3,612	$3,612	$3,612
Cash at End of Period	**($65,000)**	**($1,746)**	**$384,668**	**$388,282**	**$391,895**	**$395,507**	**$399,119**	**$402,731**	**$406,343**	**$409,955**

	2021	2022	2023
Net Cash Flow from Operations			
Net Profit	$309,983	$384,415	$408,413
Depreciation & Amortization	$3,611	$4,333	$4,333
Change in Accounts Receivable	$0	$0	$0
Change in Inventory			
Change in Accounts Payable	$0	$0	$0
Change in Income Tax Payable	$77,496	$18,607	$6,001
Change in Sales Tax Payable	$83,865	$20,635	$6,000
Change in Prepaid Revenue			
Net Cash Flow from Operations	**$474,955**	**$427,990**	**$424,748**
Investing & Financing			
Assets Purchased or Sold	($65,000)		
Net Cash from Investing	**($65,000)**		
Investments Received			
Dividends & Distributions			
Change in Short-Term Debt			
Change in Long-Term Debt			
Net Cash from Financing			
Cash at Beginning of Period	$0	$409,955	$837,945
Net Change in Cash	$409,955	$427,990	$424,748
Cash at End of Period	**$409,955**	**$837,945**	**$1,262,693**